[Letterhead of Katten Muchin Rosenman LLP]

November 12, 2010

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attn:           Brian Cascio
    Accounting Branch Chief

Re:           Ellomay Capital Ltd.
 Form 20-F for the fiscal year ended December 31, 2009
 Filed March 10, 2010
 File No. 000-26498

Ladies and Gentlemen:

On behalf of Ellomay Capital Ltd., an Israeli corporation (the “Company”), we have set forth below the Company’s responses to the Staff’s comment letter dated October 29, 2010 with respect to the Annual Report on Form 20-F for the year ended December 31, 2009.  The Staff’s comments have been reproduced (in bold) below and are immediately followed by the Company’s responses thereto. References to “we” or “us” in the numbered responses refer to the Company.

Form 20-F for the fiscal year ended December 31, 2009

Item 18.  Financial Statements

Report of Independent Registered Public Accounting Firm

1.
We note the statement that the financial statements of a consolidated subsidiary for the year ended December 31, 2007 were audited by another auditor.  Please note that under Rule 2-05 of Regulation S-X, if a principal auditor makes reference to the work of another auditor in his report on the financial statements, the separate report of the other auditor should be filed.  Please amend your filing to include the report of the other auditor.

Company’s response:  We acknowledge the Staff’s comment and advise the Staff that the referenced report of the other auditor was inadvertently omitted from the filing.  The amendment requested by the Staff is being filed concurrently with the filing of this response letter.

Note 1.  General, page F-10

2.
We note the sale of the company’s business of February 29, 2008.  Please explain to us the basis in the FASB Codification for your determination that discontinued operations reporting for the disposal was not required by GAAP.  As referred to in your disclosure, please explain to us how you applied the guidance from FASB Codification Topic 360 in reaching your conclusion.

Company’s response:  We acknowledge the staff’s comment. On December 9, 2007, we entered into an Asset Purchase Agreement (the “Agreement” or “APA”) with Hewlett-Packard Company (“HP”) for the sale of our business to HP (the “HP Transaction”). The Agreement contemplated the sale of all of the operating assets and liabilities relating to the business. The HP Transaction was completed and all included assets, liabilities and employees were transferred from us and our subsidiaries to HP and several of its subsidiaries on February 29, 2008 (the “Closing Date”).

The assets and liabilities excluded from the HP transaction consisted solely of non-operating assets and liabilities.  Such assets included: cash balances held by us and by our subsidiaries that were not purchased by HP, short and long term bank credit and loans, all costs incurred in respect to the HP Transaction including severance liabilities and rights and obligations in respect to employees not transferred to HP, rights and obligations related to outstanding litigation, claims and disputes, all tax benefits and obligations with the exception of such benefits and obligations relating to continuing operations from the Closing Date, assets and obligations in respect of certain government-supported research and development projects and obligations due to or from our shareholders.

We analyzed whether the sale of our business requires discontinued operations reporting in accordance with FASB Codification 205-20, Discontinued Operations.

A disposal group is defined in ASC 360-10-20 as “a disposal group for a long-lived asset or assets to be disposed of by sale or otherwise represents assets to be disposed of together as a group in a single transaction and liabilities directly associated with those assets that will be transferred in the transaction.” The HP Transaction represents the sale, in a single transaction, of long-lived and other assets and their directly related liabilities. As such the assets and liabilities are considered a “disposal group”.

In accordance with FASB Codification ASC 205-20-45, in order to qualify as a “discontinued operation”, the disposal group must qualify as a component of an entity, among other criteria.

ASC 205-10-20 and ASC 360-10-20 defines a “component of an entity” as “a component of an entity comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. A component of an entity may be a reportable segment or an operating segment, a reporting unit, a subsidiary, or an asset group.” If it meets this requirement, a disposal group may be further defined as a component of an entity.

In essence, we sold to HP our entire operations and thus could not distinguish the sold assets and liabilities from the rest of the entity. As a result, the business sold did not meet the definition of a “component of an entity” and therefore did not meet the “Discontinued Operations” criteria of ASC 205. Accordingly, it was not classified as discontinued operations in the financial statements for the years ended December 31, 2007, 2008 and 2009.

Reporting discontinued operations separately from continuing operations provides financial statements users with information to help assess the effects of disposal transactions on the ongoing operations of an entity. We, in essence, sold our entire operating business. Following the consummation of the HP Transaction, we were essentially a shell company whose primary asset is cash and cash equivalents. It should also be noted that following the sale to HP, our principal shareholder sold all its shares to a new controlling shareholder, which nominated new members to our Board of Directors. Reporting discontinued operations, while there are no new operations, does not provide useful information. The notes to the 2007, 2008 and 2009 financial statements clearly disclose that we disposed of all of our operations. In 2010, we invested in the photovoltaic industry in Italy, which is unrelated to our old business that was sold to HP (development, manufacturing and sales of digital wide format and super-wide format printing systems for on-demand, short-run printing as well as related consumable products). Following the acquisition of the new operating business, we are reporting the results of operations of the old business, including those of comparative periods, as “discontinued operations”. In order to assist the readers of the financial statements to better distinguish between the results of the new operations from the results related to the old business, the operating results and cash flows attributed to the old business are presented as discontinued operations.

We applied the guidance of FASB Codification Topic 360 when evaluating whether the disposal group should be considered “held for sale” in the financial statements for the year ended December 31, 2007.

Under the guidance of ASC 360-10-45-9, a long-lived asset (disposal group) to be sold shall be classified as held for sale in the period in which all of the following criteria are met:

1)
Management, having the authority to approve the action, commits to a plan to sell the asset (disposal group).  The Board of Directors committed to the plan, approved and authorized execution of the APA on December 9, 2007.

2)
The asset (disposal group) is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets (disposal groups). The assets were available for immediate sale in their then present condition. Per the APA, transfer of the disposal group is contingent on obtaining customary approvals for the transfer of certain assets, such as lease obligations, employee agreements and other contracts.  This is usual and customary for sales of continuing operations.

3)
An active program to locate a buyer, and other actions required to complete the plan to sell the assets (disposal group) have been initiated. Following negotiations with HP, the APA for the sale of the assets and transfer of liabilities was signed on December 9, 2007.

4)
The sale of the asset (disposal group) is probable, (i.e., likely to occur), and the transfer of the assets (disposal group) is expected to qualify for recognition as a completed sale within one year, with several exceptions. Based on the Agreement, conditions for closing are comprised of those actions necessary to ensure the free and clear transfer of assets and assumed liabilities to HP (obtaining of consents from customers and suppliers, transfer of data, release of liens, etc.). There were no unusual contingent obligations and the HP Transaction was considered probable to occur within one year at the time the APA was signed.  The assets and liabilities’ actual transfer date was February 29, 2008.

5)
The asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value. The price at which a long-lived asset (disposal group) is being marketed is indicative of whether the entity currently has the intent and ability to sell the asset (disposal group). A market price that is reasonable in relation to fair value indicates that the asset (disposal group) is available for immediate sale, whereas a market price in excess of fair value indicates that the asset (disposal group) is not available for immediate sale.  The sale price was established during the negotiations with HP and included in the APA. The consideration received, following adjustments as agreed upon in the APA, was within 5% of the sale price indicated in the APA.

6)
Actions necessary to complete the plan indicate that it is unlikely that significant change to the plan will be made or that the plan will be withdrawn. The APA was approved by our Board of Directors in December 2007.

Based on the above, all of the requirements for consideration as “held for sale” were met as of December 31, 2007 and as such, the assets and liabilities of the disposed group were measured according to the lower of carrying value or fair value less the costs to sell.

Note 2. Significant Accounting Policies

n. Fair value measurements, page F-15

3.
We see that your balance sheet is substantially all cash and cash equivalents.  In future filings please provide a description of the nature of the investments included in cash equivalents.  Please also clarify the nature of the alternative pricing sources and models used to value those instruments.

Company’s response:  We acknowledge the Staff’s comment, and in future filings will include a description of the nature of the investments included in cash equivalents. It should be noted that cash equivalents comprised of money market accounts and short-term deposits, all of which are highly liquid investments that are readily convertible to cash with original maturities of three months or less at the date acquired. These money market accounts are a type of a CD that has daily liquidity. The value is as provided by the bank statements and due to the short maturity approximates its fair value.

Item 19:  Exhibits

4.
It appears that you have not filed all of the Annexes to Exhibits 4.10 and 4.11.  Please refile these exhibits in their entirety in your next applicable periodic report.

Company’s response:  We acknowledge the Staff’s comment.  The annexes were not included in the filing as we did not believe that they included any material information not included otherwise in the filing and were technical in nature.  However, as the Staff requests that we file the annexes, we confirm that we will re-file the agreements listed as Exhibits 4.10 and 4.11 to the filing in their entirety with our annual report on Form 20-F for the fiscal year ending December 31, 2010.

Please be advised that the Company has authorized me to provide its acknowledgement that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

4

Please call the undersigned at 212-940-6412  should you have any questions.

Sincerely yours,

/s/ David A. Pentlow
David A. Pentlow, Esq.

cc:           Ms. Kalia Weintraub, CFO – Ellomay Capital Ltd.